Exhibit 4.2

DESCRIPTION OF EACH REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON PROPERTY GROUP, INC.

As of December 31, 2020, Simon Property Group, Inc. had the two following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) our common stock, $0.0001 par value per share ("common stock") and (ii) our Series J 8⅜% Cumulative Redeemable Preferred Stock, $0.0001 par value per share ("Series J Preferred Stock").

The following descriptions are summaries and do not purport to be complete. The descriptions are subject to and qualified in their entirety by reference to our restated certificate of incorporation (the "charter"), our amended and restated by-laws (the "by-laws") and the certificate of designations for the Series J Preferred Stock (the "Certificate of Designations"), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of the Delaware General Corporation Law.

References in the discussion under the caption "Simon Property Group, Inc." to "Simon," "we," "our" and "us" and similar references mean Simon Property Group, Inc. excluding, unless the context otherwise requires or otherwise expressly stated, its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We have the authority to issue 850,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

- 511,990,000 shares of common stock,

- 10,000 shares of Class B common stock,

- 100,000,000 shares of preferred stock, and

- 238,000,000 shares of excess common stock, or Excess Stock.

Common Stock and Class B Common Stock

Terms of Common Stock

As of December 31, 2020, there were 342,849,037 shares of common stock outstanding, which excludes the outstanding shares of Class B common stock described below and the shares of common stock held in treasury. The holders of shares of common stock:

- are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock;

- are not entitled to cumulative voting for the election of directors;

- are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

- are not entitled to preemptive, subscription or conversion rights; and

- are not subject to further calls or assessments.

The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

Terms of Class B Common Stock

As of December 31, 2020, we had 8,000 shares of Class B common stock outstanding. Holders of Class B common stock:

- are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock;

- are not entitled to cumulative voting for the election of directors; and

- are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock.

If we are liquidated, each outstanding share of common stock and Class B common stock, including shares of Excess Stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares of such series has been converted, to receive preferential distributions.

All outstanding shares of Class B common stock are subject to a voting trust of which Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our directors. However, the number of Class B directors would decrease if the Simon family's aggregate ownership interest in us, including common stock, Class B common stock and units of limited partnership interest of Simon Property Group, L.P. considered on an as-converted basis, decreases to less than 50% of their aggregate ownership interest as of August 9, 1996.

Shares of Class B common stock may be converted at the holder's option into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family or if the Simon family's aggregate ownership interest declines to specified levels.

Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

Subject to any separate rights of holders of preferred stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided, however, that any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock.

The charter provides that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent

Computershare Trust Company, N.A. is the transfer agent for our common stock.

Delaware Law and Certain Charter and By-law Provisions

Our charter and by-laws and certain provisions of the Delaware General Corporation Law may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

Delaware Anti-Takeover Law. We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the time at which the person became an interested stockholder unless:

- prior to that time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or

- upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or

- the business combination is approved by both the board of directors and by holders of at least 66⅔% of the corporation's outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." "Interested stockholder" means a person who, together with its affiliates and associates, owns, or under certain circumstances has owned within the prior three years, 15% or more of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not made this election.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

- the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who (i) has complied with the advance notice procedures by giving timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected or (ii) has complied with the proxy access provisions described below under "—Proxy Access", and

- the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the board of directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder's intention to bring the business before the meeting.

In general, pursuant to the advance notice provisions of our by-laws, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the previous year's annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

- to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

- to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

- to provide a more orderly procedure for conducting meetings of stockholders.

Our by-laws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our by-laws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

Proxy Access. Our by-laws also permit a stockholder, or group of up to 20 stockholders, owning at least three percent of our outstanding common stock (excluding Class B common stock) continuously for at least three years, to nominate and include in our proxy materials for our annual meeting of stockholders director nominees constituting up to the greater of two nominees or 20% of the number of directors on our board of directors which, at such time, the common stockholders are entitled to elect.

The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our by-laws.

In general, we must receive written notice of a nomination pursuant to the proxy access provisions of our by-laws no earlier than 150 days and no later than 120 days prior to the first anniversary of the date that we first mailed our proxy statement for the previous year's annual meeting of stockholders, in order for the notice to be timely. The notice must contain certain information specified in our by-laws.

Director Action. Our charter and by-laws and the Delaware General Corporation Law generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with members of the Simon family and related persons and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

Director Liability Limitation and Indemnification. Our charter provides that no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. This will not, however, eliminate or limit the liability of a director for the following:

- any breach of the director's duty of loyalty to us and our stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law;

- any transaction from which the director derived an improper personal benefit; or

- any matter in respect of which the director would be liable under Section 174 of the Delaware General Corporation Law.

These provisions may discourage stockholders' actions against directors. Directors' personal liability for violating the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

Our charter provides that we shall indemnify to the fullest extent permitted under and in accordance with Delaware law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she

- is or was our director or officer, or

- is or was serving at our request as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise.

With respect to such persons, we shall indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the following standards are met:

- the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, and,

- with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Delaware General Corporation Law provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

The Delaware General Corporation Law generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third-party actions, provided the following determination is made:

- the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and

- in a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

The determination must be made by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable.

Under Delaware law, the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

The right of indemnification, including the right to receive payment in advance of expenses, conferred by our charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

Restrictions on Ownership and Transfer

Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a real estate investment trust ("REIT"), including the following:

- not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, to include certain entities, during the last half of a taxable year other than the first year, and

- our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our charter with respect to Excess Stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

Our charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of Excess Stock according to rules set forth in the charter.

Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The Excess Stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to our discovery that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which the shares were converted. The Excess Stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to our discovery that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the Excess Stock was exchanged during the period that the Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Stock and to hold the Excess Stock on behalf of the trust.

Our charter further provides that we may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the following:

- the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date we exercise our purchase option, and

- the closing market price for the stock on the date we exercise our option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

Our charter further provides that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must file an affidavit with us containing the information specified in the charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the charter or the Internal Revenue Code applicable to a REIT.

The Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol "SPG."

Preferred Stock

Rank

The Series J Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Simon, rank (i) junior to all other shares of capital stock of Simon which, by their terms, rank senior to the Series J Preferred Stock, (ii) on a parity with all other shares of Simon preferred stock which are not, by their terms, junior or senior to the Series J Preferred Stock and (iii) senior to the common stock and Class B common stock and to all other shares of capital stock of Simon which, by their terms, rank junior to the Series J Preferred Stock. The Series J Preferred Stock shall rank on a parity with any other class or series of Simon's capital stock that is not by its terms junior to the Series J Preferred Stock.

Dividends

Holders of the Series J Preferred Stock are entitled to receive, when and as authorized by the Simon board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the liquidation preference per annum (equivalent to $4.1875 per share per annum). Such dividends shall be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the succeeding business day. Any dividend payable on the Series J Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in the stock records of Simon at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable dividend payment date falls or such other date designated by the Simon board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

No dividends on the Series J Preferred Stock shall be authorized by the Simon board of directors or be paid or set apart for payment by Simon at such time as the terms and provisions of any agreement of Simon, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series J Preferred Stock will accumulate whether or not Simon has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series J Preferred Stock shall not bear interest and holders of the Series J Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends as described above.

No dividends will be declared or paid or set apart for payment on any capital stock of Simon ranking, as to dividends, on a parity with or junior to the Series J Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series J Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock, all dividends declared on the Series J Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series J Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series J Preferred Stock and such other series of preferred stock bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series J Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other capital stock ranking junior to the Series J Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation, nor shall any shares of common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by Simon (except by conversion into or exchange for other capital stock of Simon ranking junior to the Series J Preferred Stock as to dividends and upon liquidation).

Any dividend payment made on the Series J Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of Simon (generally referred to herein as a "liquidation"), the holders of the Series J Preferred Stock will be entitled to be paid out of the assets of Simon legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by Simon's board of directors in the amount of a liquidation preference of $50.00 per share, plus an amount equal to any accumulated and unpaid dividends, if any, thereon to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock, Class B common stock or any other capital stock ranking junior to the Series J Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series J Preferred Stock will have no right or claim to any of the remaining assets of Simon.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of Simon, the legally available assets of Simon are insufficient to pay the amount of the liquidating distributions on the Series J Preferred Stock and the corresponding amounts payable on the shares of any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation, then the holders of the Series J Preferred Stock and any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The consolidation or merger of Simon with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of Simon shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of Simon.

Conversion

The Series J Preferred Stock are not convertible into or exchangeable for any other property or securities of Simon.

Optional Redemption

The Series J Preferred Stock are not redeemable prior to October 15, 2027. On and after October 15, 2027, Simon, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series J Preferred Stock, in whole or in part at any time or from time to time, in cash at a redemption price of $50.00 per share, plus accumulated and unpaid dividends, if any, thereon to, but excluding, the date fixed for redemption (except as provided below), without interest, to the extent Simon will have funds legally available therefor. The redemption price of the Series J Preferred Stock (other than any portion thereof consisting of accumulated and unpaid dividends) shall be paid solely from the sale proceeds of other capital stock of Simon and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series J Preferred Stock to be redeemed shall surrender such Series J Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Series J Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by Simon in trust for the benefit of the holders of any Series J Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Series J Preferred Stock, such stock shall no longer be deemed outstanding and all rights of the holders of such Series J Preferred Stock will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series J Preferred Stock are to be redeemed, the Series J Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series J Preferred Stock) or by any other equitable method determined by Simon.

Notwithstanding the foregoing, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no Series J Preferred Stock shall be redeemed unless all outstanding Series J Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock. In addition, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, Simon shall not purchase or otherwise acquire, directly or indirectly, any Series J Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock.

Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by Simon will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series J Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places where the Series J Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the Series J Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all the shares of Series J Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series J Preferred Stock to be redeemed from such holder.

The holders of Series J Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series J Preferred Stock on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or Simon's default in the payment of the dividend due. Except as provided above, Simon will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series J Preferred Stock to be redeemed.

The Series J Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Series J Preferred Stock have no voting rights.

On any matter on which the Series J Preferred Stock are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each share of Series J Preferred Stock is entitled to one vote. With respect to each share of Series J Preferred Stock, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of such holder.

If dividends on the Series J Preferred Stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series J Preferred Stock (voting separately as a class with all other series of Simon preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Simon board of directors at a special meeting called by the holders of record of at least ten percent of the Series J Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of the stockholders, and at each subsequent annual meeting until all dividends accumulated on the Series J Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for payment thereof set aside for payment. In such case, the entire Simon board of directors will be increased by two directors.

So long as any Series J Preferred Stock remains outstanding, Simon will not, without the affirmative vote or consent of the holders of at least 66⅔% of the Series J Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series J Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of Simon or reclassify any authorized capital stock of Simon into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of the charter (including the Certificate of Designations of the Series J Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the events set forth in clause (ii) above, so long as the

Series J Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event set forth in clause (ii) above Simon may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Series J Preferred Stock; and provided, further, that (x) any increase in the amount of the authorized Simon preferred stock or the creation or the issuance of any other series of Simon preferred stock or (y) any increase in the amount of authorized Series J Preferred Stock, in each case ranking on a parity with or junior to the Series J Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, all outstanding Series J Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Transfer

Holders of Series J Preferred Stock are subject to certain restrictions on the number of shares of Series J Preferred Stock that such holder may own in order to preserve Simon's status as a REIT. See "Description of Common Stock—Restrictions on Ownership and Transfer" above. Each holder of Series J Preferred Stock shall upon demand be required to disclose to Simon in writing such information as Simon may request in good faith in order to determine Simon's status as a REIT.

Listing

Our Series J Preferred Stock is listed on the New York Stock Exchange under the symbol "SPGJ."